Exhibit 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

Indicative ex-dividend dates for 2024 dividend

On February 8, 2023, the Board of Directors decided during the meeting of February 7, 2023 that, subject to the decisions made by the Board of Directors and the Shareholders’ Meeting approving the 2024 financial statements, allocation of earnings, and final dividend, the ex-dividend dates of the interim and the final dividends for 2024 will be as follows:

Type of coupon	Ex-dividend dates
First interim	September 25, 2024
Second interim	January 2, 2025
Third interim	March 26, 2025
Final	June 19, 2025

The above ex-dividend dates relate to the TotalEnergies shares listed on the Euronext.

Ordinary dividend of 2.81 €/share for fiscal year 2022, a 6.4% increase, and the confirmation of the 1 €/share special dividend

The Board of Directors of TotalEnergies SE, meeting on February 7, 2023, decided to propose to the Shareholders’ Meeting on May 26, 2023, the distribution of an ordinary dividend of 2.81 €/share for fiscal year 2022, versus 2.64 €/share for fiscal year 2021, a 6.4% increase.

Consequently, taking into account the three ordinary interim dividends of 0.69 €/share previously decided by the Board of Directors, the final ordinary dividend for fiscal year 2022 will be 0.74 €/share, a 7.25% increase compared to the ordinary interim dividends.

In addition, the Board of directors decided propose the confirmation of the 1 €/share special dividend for fiscal year 2022, that was paid on December 16, 2022.

As proposed, TotalEnergies’ shareholders would benefit from a 3.81 €/share dividend (ordinary plus special) for fiscal year 2022.

Subject to approval at the Shareholders’ Meeting, the final ordinary dividend will be paid in cash, according to the following timetable:

	Shareholders	ADS holders
Ex-dividend date	June 21, 2023	June 16, 2023
Payment date	July 3, 2023	July 17, 2023

Share capital decrease by way of treasury shares cancellation

On February 8, 2023, following the Board of Directors meeting of February 7, 2023, under the conditions set forth at the Extraordinary Shareholders’ Meeting of May 25, 2022, the Board of Directors decided to decrease the share capital of TotalEnergies SE by way of cancellation of 128,869,261 treasury shares representing 4.92% of the share capital. These shares were repurchased from February 11 to December 15, 2022.

After this cancellation of shares, the number of shares of TotalEnergies SE is 2,490,262,024, and the number of voting rights that can be exercised at the Shareholders’ Meeting is 2,655,005,180. The total number of voting rights attached to these 2,490,262,024 shares (referred to as ‘theoretical voting rights’) is 2,680,013,644, including the voting rights attached to the 25,008,464 treasury shares held by TotalEnergies SE, with a view to cancelling them and allocating them to share performance plans, and with no voting rights.

This transaction has no impact on the consolidated financial statements of TotalEnergies SE, the number of fully diluted weighted-average shares, and the earnings per share.

Denmark: TotalEnergies Obtains Two CO2 Storage Licenses in the Danish North Sea

On February 6, 2023, TotalEnergies was awarded two licenses to explore CO2 storage potential in the Danish North Sea. The licenses are located 250 kilometers off the west coast of Denmark and cover an area of 2,118 km2.

The acreage includes the Harald gas fields, currently operated by TotalEnergies, for which the Company is already assessing CO2 storage opportunities within the framework of the Bifrost project, as well as a saline aquifer that could increase CO2 storage volumes, which could create a competitive solution to the market.

Alongside state-owned Nordsøfonden (20%), TotalEnergies (80%) will be the future operator of the offshore CO2 storage licenses. The Company aims to carry out evaluation and appraisal work to develop a project that could ultimately transport and permanently store more than 5 Mt CO2/year, by repurposing existing infrastructure in the Danish North Sea and building new facilities.

Mozambique LNG: TotalEnergies Entrusts Jean-Christophe Rufin with an Independent Mission to Assess the Humanitarian Situation in the Cabo Delgado Province

On February 3, 2023, Patrick Pouyanné, Chairman and CEO of TotalEnergies, visited the Cabo Delgado province of Mozambique to review the security and humanitarian situation. He visited the Afungi industrial site, the resettlement village of Quitunda, the towns of Palma and Mocimboa da Praia and met with President Filipe Nyusi to discuss the security and humanitarian situation in the Cabo Delgado province, where the Mozambique LNG project is located.

During this visit, Patrick Pouyanné said he has entrusted Jean-Christophe Rufin, a recognized expert in humanitarian action and human rights, with an independent mission to assess the humanitarian situation in the Cabo Delgado province. This mission is expected to evaluate the actions taken by Mozambique LNG and aims to propose additional actions to be implemented, if required. The report of this mission is expected to be delivered at the end of February and its conclusions will be shared with all of Mozambique LNG's partners, who shall decide whether the conditions are met for resuming project activities.

On April 26, 2021, considering the evolution of the security situation in the north of the Cabo Delgado province, Mozambique LNG had decided to withdraw all project personnel from the Afungi site. This situation also led the Mozambique LNG project partners to declare force majeure.

Mozambique LNG is one of the first onshore developments of a liquefied natural gas (LNG) plant in the country. The project includes the development of the Golfinho and Atum fields located in Offshore Area 1 and the construction of two liquefaction trains with an expected total capacity of 13,1 million tons per annum (mtpa).

TotalEnergies EP Mozambique Area 1 Limitada, a wholly owned subsidiary of Total SE, holds a 26.5% interest alongside ENH Rovuma Área Um, S.A. (15%), Mitsui E&P Mozambique Area1 Limited (20%), ONGC Videsh Rovuma Limited (10%), Beas Rovuma Energy Mozambique Limited (10%), BPRL Ventures Mozambique B.V. (10%), and PTTEP Mozambique Area 1 Limited (8.5%).

TotalEnergies Sold a Stake in its Renewable Portfolio to Crédit Agricole Assurances

On February 3rd 2023, as part of its strategy of profitable growth in renewable energies, TotalEnergies is expecting to sell to Crédit Agricole Assurances 50% of a 234 MW portfolio of renewable projects, including 23 solar power plants with a capacity of 168 MW and 6 wind farms with a capacity of 67 MW.

Of the 29 power plants in the portfolio, 25 are already operational (180 MW) and the four others (54 MW) are expected to be commissioned in the first half of 2023.

This transaction implies an enterprise value of the portfolio of $300 million (100%) equivalent to a multiple of 16 EBITDA.

This partial sale to Crédit Agricole Assurances allows TotalEnergies to accelerate project cash flows and improve the return on invested capital, in line with its business model for renewable energy development.

TotalEnergies’ teams will continue to ensure the asset management, operation and maintenance of the 29 power plants. They are expected to provide enough energy for 200,000 people and aim to prevent the emission of approximately 96,000 tons of CO2 per year for thirty years.

TotalEnergies’ Statement on its Investments in India

On February 3, 2023, following the allegations against Adani Group, as published by the Hindenburg Research company on January 24, 2023, TotalEnergies brought the following information regarding its joint investments in India in partnership with Adani since 2018.

TotalEnergies’ investments in Adani’s entities were undertaken in full compliance with applicable – namely Indian – laws, and with TotalEnergies’ own internal governance processes. The due diligence, which was carried out to TotalEnergies’ satisfaction, was consistent with best practices, and all relevant material in the public domain was reviewed, including the detailed disclosures to regulators required under applicable laws. TotalEnergies welcomed the announcement by Adani to mandate one of the "big four" accounting firms to carry out a general audit.

The entities TotalEnergies has invested in with Adani are managed in accordance with applicable regulations. The day-to-day operations of the entities listed in India, Adani Total Gas Limited (ATGL) and Adani Green Energy Limited (AGEL), are managed by independent teams of professional managers, and their boards are composed of at least 50% independent and non-executive directors (5/9 for ATGL and 5/10 for AGEL). S. R. Batliboi & Co. LLP, a member company of the international financial audit firm EY, is AGEL’s statutory auditor.

The following table lists TotalEnergies’ current stakes in ventures with Adani:

Adani Total Private Limited	50%
Adani Total Gas Limited (listed)	37.4%
Adani Green Energy Limited (listed)	19.75%
AGEL23	50%

TotalEnergies’ exposure resulting from these stakes is limited, as it represents 2.4% ($3.1 billion at December 31, 2022) of the Company’s capital employed and only 180 M$ of net operating income in 2022. These investments being accounted for under the equity method, TotalEnergies has not performed any re-evaluation in its accounts of its stakes in the listed entities ATGL and AGEL in relation to the prevailing stock values.

TotalEnergies and Air Liquide join forces to develop a network of over 100 hydrogen stations for heavy duty vehicles in Europe

On February 2, 2023, TotalEnergies and Air Liquide announced their decision to create an equally owned joint venture to develop a network of hydrogen stations, geared towards heavy duty vehicles on major European road corridors. This initiative is expected to help facilitate access to hydrogen, enabling the development of its use for goods transportation and further strengthening the hydrogen sector.

The partners aim to deploy more than 100 hydrogen stations on major European roads - in France, Benelux, and Germany - in the coming years. These stations, under the TotalEnergies brand, are expected to be located on major strategic corridors.

This agreement is expected to lead to the creation of a major player in hydrogen refueling solutions and contribute to the decarbonization of road transportation in Europe. The two companies aim to combine their know-how and expertise in infrastructure, hydrogen distribution, and mobility:

-         TotalEnergies is expected to bring its expertise in the operation and management of stations networks and the distribution of energies to BtoB customers; and

-          Air Liquide is expected to contribute with its expertise in technologies and its mastery of the entire hydrogen value chain.

The joint venture, which is expected to be jointly managed by TotalEnergies and Air Liquide, aims to invest, build and operate these stations, as well as procure hydrogen from the market and dispense it to its transport customers.

The two partners aim to establish their joint venture in 2023, subject to the finalization of the appropriate contractual documentation and the receipt of the necessary regulatory approvals.

ESG: TotalEnergies CAC40 transparency leader towards investors in the annual ranking of the Forum pour l'Investissement Responsable

On February 1, 2023, TotalEnergies topped the ranking of the Forum pour l'Investissement Responsable (FIR), which on January 25 released the survey results for all CAC40 companies ahead of their 2022 Annual Shareholders' meetings: "How does the CAC 40 meet investor expectations?"

FIR is a French association representing all stakeholders in Social and Responsible Investment (SRI). Its purpose is to promote and develop responsible investment, as well as best practices. It promotes dialogue and involvement with listed companies on sustainable development issues. The campaign questions focused on Environmental, Social and Governance (ESG) issues such as climate, biodiversity, the circular economy, living wages, ESG pay criteria, tax practices, and the inclusion of social partners in corporate responsibility plans.

The consolidated score on all the questions gave TotalEnergies an overall result of 2.1/3, which makes it the joint winner with Orange.

These results reflect TotalEnergies' commitment to dialogue and transparency in line with its principle of action towards investors and stakeholders.

In March 2023, TotalEnergies is expected to publish its Sustainability & Climate - 2023 progress report, which is expected to report the progress made on the Company’s ambition with respect to sustainable development and energy transition towards carbon neutrality and its related targets by 2030.

TotalEnergies Starts Up its Fourth Solar Power Plant in Japan

On February 1, 2023, TotalEnergies started up the commercial operation of a 51-megawatt (MW) solar power plant located in Tsu, Mie Prefecture, Japan.

The plant, connected to the electricity distribution grid, aims to supply its electricity to Chubu Electric Power Miraiz Co. Inc., a subsidiary of the regional utility company, through a power purchase agreement over a 17-year period.

Built in two years, the Haze power plant is operated with nearly 100,000 high-efficiency solar panels, ensuring the highest performance in mitigated weather conditions. The supports and foundations of the solar panels are designed in consideration of earthquakes and typhoons.

The Haze power plant operates on a surface of nearly 77 hectares and is expected to provide enough clean and reliable electricity to serve nearly 20,000 households.

“We are delighted with the successful start-up of Tsu Haze, our fourth large scale solar power plant in Japan, with our partners Suzuka Group and Tohoku Electric. This marks a new milestone in the deployment of our renewable energy activities in Japan. With more than 150 MW of cumulative capacity in operation, we are proud to contribute to the country's energy transition.” said Vincent Stoquart, Senior Vice-President Renewables at TotalEnergies.

The commercial operation of Haze Solar Power Plant follows:

•	27MW Nanao Solar Power Plant which is in operation since 2017
•	25MW Miyako Solar Power Plant which is in operation since 2019
•	52MW Osato Solar Power Plant which is in operation since 2021

Lebanon: QatarEnergy joins TotalEnergies and Eni on two exploration blocks

On January 29, 2023, TotalEnergies and Eni completed the transfer to QatarEnergy of a 30% interest in exploration Blocks 4 and 9 off the coast of Lebanon.

The agreements were endorsed in Beirut on January 29, 2023, during a ceremony attended by His Excellency Dr. Walid Fayad, the Minister of Energy and Water of Lebanon; His Excellency Mr. Saad Sherida Al-Kaabi, Qatar’s Minister of State for Energy Affairs and President and CEO of QatarEnergy; Mr. Patrick Pouyanné, Chairman and CEO of TotalEnergies; and Mr. Claudio Descalzi, CEO of Eni.

Pursuant to the terms of the agreements, TotalEnergies (operator) and Eni will each retain a 35% interest in the blocks, with QatarEnergy holding the remaining 30%.

This new partnership further expands the cooperation between TotalEnergies and QatarEnergy in exploration activities and brings to nine the number of countries where the two companies have partnerships.

TotalEnergies EP Canada acquires an additional interest in Fort Hills, ahead of its planned spin-off

On January 27, 2023, in the context of its expected spin-off, TotalEnergies EP Canada Ltd announced that it had exercised its preemption right to acquire an additional 6.65% interest in the Fort Hills Energy Limited Partnership and associated sales and logistics agreements from Teck Resources Limited, for a consideration of 312 million Canadian Dollars.

Fort Hills is located 90 kilometers North of Fort McMurray, in the province of Alberta. Prior to the transaction, TotalEnergies EP Canada held a working interest of 24.58% in the Fort Hills project, and will hold 31.23% after the transaction. TotalEnergies EP Canada also holds a 50% working interest in the Surmont project located in the region.

In line with its low-carbon strategy, TotalEnergies announced in September 2022 its intention to exit Canadian oil sands by spinning off TotalEnergies EP Canada in 2023. Through the acquisition of an additional interest in Fort Hills, TotalEnergies EP Canada aims to build the future for the spin-off entity in an asset with long-term growth potential. The spin-off is planned to be submitted to a vote at TotalEnergies’ annual Shareholders’ Meeting in May 2023.

Oman: TotalEnergies is Rolling Out its Integrated Gas Strategy

On January 20, 2023, in line with its growth strategy in gas and LNG, a fuel contributing to the energy transition, TotalEnergies announced the start of gas production from onshore Block 10 in the Sultanate of Oman as well as an agreement with Oman LNG for a long-term LNG purchase contract.

Start of gas production from Block 10

TotalEnergies announced the start of gas production from the Mabrouk North-East field in the onshore Block 10. TotalEnergies holds a 26.55% interest in Block 10, with OQ holding 20%, and Shell, operator, holding 53.45%.

Gas production is expected to reach 500 million standard cubic feet per day by mid-2024. The produced gas is expected to supply the Omani gas network, feeding both local industry and LNG export facilities. This production start-up follows the signing of the concession agreement in December 2021.

Long-term LNG purchase contract

TotalEnergies signed an agreement with Oman LNG for the purchase of 0.8 million metric tons of LNG per year over a period of ten years starting from 2025.

This new contract is expected to contribute to TotalEnergies' LNG integrated portfolio and reinforce its flexibility, by allowing to address both the European and Asian markets. This LNG is expected to contribute to the reduction of emissions into the atmosphere, since it is expected to allow the electric utilities that purchase this gas to substitute it for coal, thus avoiding CO2 emissions (a natural gas power plant releases about half as much CO2 as a coal power plant).

TotalEnergies signed a 30 MW of Solar projects in Oman, including a project to supply Sharqiyah Desalination Company (17 MW), in joint-venture with Veolia.

Brazil: Launch of the Lapa South-West Project

On January 16, 2023, TotalEnergies approved the final investment decision of the Lapa South-West oil development located in the Santos Basin, 300 km off the coast of Brazil.

TotalEnergies operates the project with a 45% interest, in partnership with Shell (30%) and Repsol Sinopec (25%). Lapa South-West is expected to be developed through three wells, connected to the existing Lapa FPSO located 12 km away and currently producing the North-East part of Lapa field since 2016.

At production start-up, expected in 2025, Lapa South-West is expected to increase production from the Lapa field by 25,000 barrels of oil per day, bringing the overall production to 60,000 barrels of oil per day.

This development represents an investment of approximately $1 billion.

Commissioning of the floating LNG regasification unit delivered by TotalEnergies to Lubmin terminal in Germany

On January 13, 2023, TotalEnergies announced the start-up of the Deutsche Ostsee LNG import terminal for liquefied natural gas (LNG). Operated by Deutsche ReGas and located in Lubmin on the German Baltic Sea coast, the site’s official inauguration took place on January 14, 2023, and was attended by German Federal Chancellor Olaf Scholz. This project, to which TotalEnergies is contributing a floating storage and regasification unit (FSRU) and supplying LNG, is expected to make the Company one of Germany’s main LNG suppliers.

In December 2022, TotalEnergies delivered the Neptune, one of the Company's two floating storage and regasification units, to Deutsche ReGas. The vessel has an annual regasification capacity of 5 billion cubic meters of gas, expected to sufficiently cover about 5% of current German demand.

Following Deutsche Regas’s open season procedure, on October 2022, TotalEnergies also contracted regasification capacity of 2.6 billion cubic meters of gas per year and began to deliver LNG from its global integrated portfolio to the Lubmin terminal.

Biogas in France: TotalEnergies commissions BioBéarn, the country’s largest anaerobic digestion unit

On January 12, 2023, TotalEnergies launched its eighteenth biogas production unit in France, which is expected to be the largest in the country, with a maximum capacity of 160 gigawatt hours (GWh).

Named BioBéarn and located in Mourenx in the south-west of France, this new unit, fed with organic waste, has begun delivering its first cubic meters of biomethane – a renewable, decarbonized and locally produced gas – into the natural gas transmission network operated by Téréga. It is expected to produce 69 GWh in 2023 and then ramp up progressively to keep pace with the rapidly growing demand for biogas.

The project, which illustrates TotalEnergies' commitment to promoting the circular economy, is expected to convert 220,000 metric tons of organic waste into 200,000 metric tons per year of digestate, a natural fertilizer, and 160 GWh of biomethane, equivalent to the average annual consumption of 32,000 people. BioBéarn aims to enable the Lacq basin, a historical gas area, to pursue a local and sustainable growth, by intending to avoid the emission of 32 000 tons of CO2 per year.

The development of BioBéarn began in 2016 and involved all local stakeholders, including over 200 from farming and the food industry, the local community and elected officials, allowing the project to adapt to the needs and potential of the territory.

BioBéarn key figures :

•	160 GWh biomethane production capacity, equivalent to the average annual needs of 32,000 people, and covering all uses of natural gas.
•	Over 220,000 tons/year of organic waste: residues from local farming activities and agri-food industry.
•	Almost 200,000 tons/year of digestate, a natural, hygienized fertilizer, that is expected to be sprayed on farmland within 50 km of the unit, saving almost 5,000 tons of chemical fertilizer.

Cyprus: TotalEnergies announces a new gas discovery in offshore Block 6

On December 21, 2022, TotalEnergies and Eni (operator) announced that they had made a new gas discovery at the Zeus-1 well, in Block 6, offshore Cyprus. This discovery follows the Calypso-1 and the Cronos-1 discoveries made on the same block, respectively in 2018 and August 2022. The Zeus-1 well encountered gas in carbonate reservoirs that reinforces the promising outlook for the area and its development.

Located 162 km off the Cyprus coast and 5 km West of Cronos-1, Zeus-1 has been safely drilled and successfully tested by the Tungsten Explorer drillship.

TotalEnergies holds a 50% interest in Block 6, where Eni is the operator (50%). In Cyprus, TotalEnergies is also present in offshore Block 11 (50%, operator), 7 (50%, operator), 2 (20%), 3 (30%), 8 (40%) and 9 (20%).

Brazil: TotalEnergies Wins a New Exploration License

On December 19, 2022, TotalEnergies, and its co-venturers QatarEnergy and Petronas Petróleo Brasil Ltda (PPBL) announced that they had won the Agua Marinha block in the Open Acreage under Production Sharing Regime – 1st Cycle held by Brazil’s National Petroleum Agency (ANP). Petrobras exercised its right to take a 30% Participating Interest and Operatorship.

Agua Marinha is a large block of 1,300 km2, about 140 km from onshore, located in the pre-salt Campos Basin.

TotalEnergies will participate in the block with a 30% interest, alongside Petrobras operator (30%), QatarEnergy (20%) and PPBL (20%).

The entry into this block follows the entry into 2 blocks, S-M-1815 and S-M-1711, in the South Santos basin during the 3rd Cycle of the Permanent offer that took place on April 13, 2022.

Aramco and TotalEnergies to Build a Giant Petrochemical Complex in Saudi Arabia

On December 15, 2022, the Saudi Arabian Oil Company (“Aramco”) and TotalEnergies announced that they had taken the final investment decision for the construction of what is intended to be a world scale petrochemical facility in Saudi Arabia. The “Amiral” complex is expected to be owned, operated, and integrated with the existing SATORP refinery located in Jubail on Saudi Arabia’s eastern coast. The investment decision is subject to customary closing conditions and approvals.

The petrochemical facility is expected to enable SATORP to convert internally produced refinery off-gases and naphtha, as well as ethane and natural gasoline supplied by Aramco, into higher value chemicals, helping to advance Aramco’s liquids to chemicals strategy.

The complex is expected to comprise a mixed feed cracker capable of producing 1.65 million tons per annum of ethylene, the first in the region to be integrated with a refinery. It is also expected to include two state-of-the-art polyethylene units using Advanced Dual Loop technology, a butadiene extraction unit, and other associated derivatives units.

The project alone represents an investment of around $11 billion, of which $4 billion is expected to be funded through equity by Aramco (62.5%) and TotalEnergies (37.5%). Its construction is expected to begin during the first quarter of 2023 with commercial operations targeted to start in 2027.

On July 2022, SATORP was the first MENA refinery to be certified ISCC+, an international recognition towards its circular initiatives, such as the recycling of plastic and used cooking oil. A first batch of recycled plastic was processed by the refinery in November 2022.

Lebanon: TotalEnergies Mobilizes to Explore Block 9 in 2023

On December 12, 2022, Patrick Pouyanné, Chairman and CEO of TotalEnergies, met with His Excellency Walid Fayad, Minister of Energy and Water of Lebanon, at TotalEnergies’ headquarters.

During the meeting, Patrick Pouyanné and Walid Fayad discussed the development of TotalEnergies' activities in Lebanon, and Patrick Pouyanné confirmed that the teams in charge of drilling operations on Block 9 were now mobilized.

To date, in addition to the Operations Manager, more than 10 people are involved in the preparation of the well. By the end of March, the team mobilized in Beirut is expected to reach more than 20 employees. The call for tenders to secure the drilling rig has been issued and is expected to lead to a selection of the rig in the first quarter of 2023. Pre-orders have also been placed with suppliers for equipment required for the well. In parallel, offshore resources are being mobilized to contribute to the environmental studies which are expected to be finalized by the end of June 2023.

All of the TotalEnergies teams are working in collaboration with LPA to prepare the well in order to achieve the objective of TotalEnergies and its partner, ENI, to complete the drilling as soon as possible in 2023.

Russia: TotalEnergies has decided to withdraw its directors from Novatek, will no longer equity account for its stake in Novatek and is expected to record a $3.7 billion (US) impairment in Q4 2022

On December 9, 2022, further to TotalEnergies’ principles of conduct defined for its activities in relation to Russia, published on March 22, 2022, TotalEnergies has gradually started to withdraw from its Russian assets while ensuring that it continues to supply gas to Europe.

TotalEnergies holds a 19.4% stake in the company Novatek, a stake that it cannot sell given the prevailing shareholders’ agreements, as it is forbidden for TotalEnergies to sell any asset to one of Novatek's main shareholders who is under sanction.

In view of the European sanctions in force since the beginning of the war in Ukraine, the two directors representing TotalEnergies on the board of directors of Novatek have been led to abstain from voting in meetings of the board of directors of this company, in particular on financial matters. They are therefore no longer in a position to fully carry out their duties on the board.

Given these circumstances, the Board of Directors of TotalEnergies has withdrawn its representatives from the board of PAO Novatek.

As a result, the criteria for significant influence no longer being met within the meaning of the accounting regulations that apply to TotalEnergies, TotalEnergies will no longer equity account for its 19.4% stake in Novatek in its accounts.

TotalEnergies is expected to record an impairment of approximately $3.7 billion in its accounts for the 4th quarter of 2022. In addition, TotalEnergies will no longer book reserves for its interest in Novatek, with an impact on TotalEnergies’ reported proved reserves at the end of 2021 of approximately 1.7 billion of barrels. However, the life duration of TotalEnergies’ proved reserves should remain above 11 years of production.

First Progress Report on TotalEnergies Foundation’s Call for Partners: 26 High Social Impact Projects Serving 55,000 Young People

On December 6, 2022, TotalEnergies announced that since 2020, TotalEnergies Foundation's annual call for partners has given new associations an opportunity to present their projects in the area of Education & Inclusion. In September 2022, nine associations were selected as partners. They are expected to benefit from support and financial backing. TotalEnergies has allocated a budget of €200 million to the TotalEnergies Foundation for 2023-2027, prioritizing projects focusing on assisting disadvantaged youth.

Three years after the first call for partners in France, TotalEnergies Foundation presented the initial results:

▪	200 applications have been reviewed and 26 high social impact projects selected by the Foundation benefiting almost 55,000 young people in extremely vulnerable situations.
▪	The selected projects benefit from one to three years of financial backing, as well as assistance from the TotalEnergies Foundation in developing their impact and ability to take action.
▪	The calls for partners have enhanced the Foundation’s contribution to projects to help young people in disadvantaged neighborhoods and rural areas. TotalEnergies Foundation has also expanded its commitment to new, particularly fragile populations, such as young people coming out of child protective services or prison, as well as incarcerated youth.
▪	In particular, the TotalEnergies Foundation targets solutions that bring jobs and education closer together, as well as programs that get parents involved in their children's success. The leverage effect of these initiatives increases their impact among young people.

The next call for partners is expected to take place in the first quarter of 2023.

TotalEnergies and Air France-KLM signed a Memorandum of Understanding to supply sustainable aviation fuel for 10 years

On December 5, 2022, TotalEnergies and Air France-KLM signed a Memorandum of Understanding (MoU), which aims for the delivery of more than one million cubic metres/800,000 tonnes of Sustainable Aviation Fuel (SAF) by TotalEnergies to Air France-KLM Group airlines over the 10-year period from 2023.

This sustainable aviation fuel is expected to be produced by TotalEnergies at its biorefineries. It will be made available to Air France-KLM Group’s airlines, mainly for flights departing from France (in accordance with French legislation) and the Netherlands.

The sustainable aviation fuels produced by TotalEnergies have the potential to reduce CO2 emissions by approximately 80% on average over the entire lifecycle, compared with their fossil fuel equivalent.

Air France-KLM has implemented a strict sourcing policy and is committed to purchasing only SAFs that do not compete with human food or animal feed, that are RSB (Roundtable on Sustainable Biomaterials) or ISCC (International Sustainability and Carbon Certification) certified for sustainability, and that are not derived from palm oil.

With the signing of this MoU, Air France-KLM and TotalEnergies confirm their collaboration and their goal of furthering the development of a more responsible aviation sector.

Kazakhstan: TotalEnergies Implements its Energy Transition Strategy – TotalEnergies Sells its Interest in the Dunga Oil Field and Progresses Towards the Implementation of a 1 GW Wind Energy Project

On December 1, 2022, TotalEnergies implemented its energy transition strategy in Kazakhstan with, on the one hand, the sale of its affiliate Total E&P Dunga GmbH and, on the other hand, the giant Mirny wind farm project that received the support of the French and Kazakh authorities on the occasion of the visit in France of the President of Kazakhstan, Kassym Jomart Tokayev.

On November 28, 2022, TotalEnergies signed an agreement for the sale of its affiliate Total E&P Dunga GmbH to the Kazakh company, Oriental Sunrise Corp Ltd, for $330 million. Total E&P Dunga GmbH holds a 60% operating interest in the onshore Dunga oil field in Kazakhstan, representing a net production of approximately 7,400 barrels of oil equivalent per day in 2022. The transaction is subject to the approval of the authorities of Kazakhstan and the waiver of the partners’ preemption rights.

TotalEnergies also strengthens its presence in renewable energy in the country. In addition to its two solar power plants in operation (with a capacity of 128 MW), Total Eren signed an agreement with its partners Samruk-Kazyna and KazMunayGas to develop the Mirny project, one of the largest wind energy projects initiated in Kazakhstan. This project is part of the intergovernmental agreement on the implementation of cooperation in the field of combating global warming, signed by France and Kazakhstan. The 200 wind turbines, totaling 1 GW of installed capacity, are expected to be combined with a 600 MWh battery storage system. The project aims to supply more than 1 million people in Kazakhstan with low-carbon electricity.

Circular Economy: TotalEnergies and Air Liquide innovate to produce Renewable, Low Carbon Hydrogen at the Grandpuits Zero Crude Platform.

On November 22, 2022, TotalEnergies and Air Liquide announced that they are innovating to produce and valorize renewable, low carbon hydrogen at the Grandpuits zero crude platform. Under a long-term contract committing TotalEnergies to purchase the hydrogen produced for the needs of its platform, Air Liquide is expected to invest over €130 million in the construction and operation of a new unit producing hydrogen. This unit is expected to partly use biogas from the biorefinery built by TotalEnergies and is expected to be delivered with Air Liquide’s carbon capture technology CryocapTM. These innovations aim to prevent emissions amounting to 150,000 tons of CO2 a year compared to current processes. TotalEnergies’ biorefinery is expected to use the unit’s hydrogen to produce sustainable aviation fuel.

In line with the two companies’ shared ambition to get to net zero by 2050, the project includes the following innovations, expected to be sustainable and circular:

•	The new hydrogen production unit, with an estimated production capacity of over 20,000 tons a year, is expected to produce hydrogen that is partly renewable, due to the recycling of residual biogas from the Grandpuits biorefinery, in place of the natural gas that is normally used.
•	This unit is expected to be delivered with a carbon capture technology, potentially allowing it to help reduce the platform’s carbon footprint, by capturing over 110,000 tons of CO2 a year for reuse in food and industrial applications.
•	Most of the unit’s renewable, low carbon hydrogen is expected to be used by the biorefinery itself to produce sustainable aviation fuel and potentially be used to support sustainable mobility in the Ile-de-France region.

Libya: TotalEnergies Increases its Interest in the Waha Concessions

In November 2022, TotalEnergies completed the joint acquisition with ConocoPhillips of the 8.16% interest held by Hess in the Waha concessions, in Libya. As a result of this transaction, TotalEnergies’ interest in these concessions increased from 16.33% to 20.41%.

This acquisition reflects TotalEnergies’ commitment to support Libya’s National Oil Corporation (NOC) in its efforts to restore and increase the country’s oil production, together with reducing gas flaring to increase supply to power plants for additional electricity supply. TotalEnergies and the NOC are also studying the development of dedicated solar projects to supply electricity to Waha production sites.

In parallel, and in an effort to increase the country’s renewable electricity supply, TotalEnergies has finalized with its partner Gecol the location and commercial terms to launch a 500 MWp solar plant project South of Misrata.

Agreement on Maritime Border Line between Israel and Lebanon: TotalEnergies is expected to Launch Exploration Activities on Block 9

On November 15, 2022, TotalEnergies and its partner ENI signed with the State of Israel a Framework Agreement to implement the agreement on maritime boundary which was reached between Israel and Lebanon on October 27, 2022.

In Lebanon, TotalEnergies is the operator of the exploration Block 9 and holds a 60% interest, alongside its partner ENI (40%).

Following the signature of this Framework Agreement, the Block 9 partners are expected to initiate the exploration of an already identified prospect, which might extend both in Block 9 and into Israeli waters, south of the recently established Maritime Border Line.

Preparation of exploration activities is underway with the mobilization of the teams, the purchase of required equipment, and the procurement of a drilling rig.

Brazil: TotalEnergies Announces Oil Discovery in the Sépia Area

On October 31, 2022, TotalEnergies announced an oil discovery by the Pedunculo well, located in the north-west of the Sépia oil field, approximately 250 km off the coast of Rio de Janeiro, Brazil.

This discovery lies within the Sépia Coparticipated Area, which covers the Sépia Transfer of Rights (ToR) contract (Petrobras, 100%) and the Sepia ToR Surplus Production Sharing Contract awarded in December 2021 to Petrobras (30%), TotalEnergies (28%), QatarEnergy (21%), and Petronas (21%), with Pre-Sal Petróleo S.A. (PPSA) as manager.

The Sépia Co-participated Area is operated by Petrobras, with a stake of 51.9%. TotalEnergies holds a 19.2% net interest, alongside QatarEnergy (14.4%) and Petronas (14.4%). The Sépia shared reservoir is currently producing 170,000 barrels of oil per day.

The well was drilled at a water depth of approximately 2,200 meters. The net thickness of the well’s oil column is one of the highest recorded in Brazil. Operations to characterize the reservoir and measure the extent of the discovery are ongoing.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2021.